UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PAPAYA GROWTH OPPORTUNITY CORP. I
(Name of Issuer)

Shares of Class A common stock, par value $0.0001 per share, included as part of the Units
(Title of Class of Securities)

69882P102
(CUSIP Number)

February 29, 2024**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This Amendment No. 2 to Schedule 13G is being filed to restate and replace Amendment No. 1, which was filed by the Reporting Person on March 11, 2024 and inadvertently reported beneficial ownership in excess of 10% as of February 29, 2024.  However, based on the updated Shares outstanding figure reported by the Issuer in its annual report on Form 10-K filed on April 1, 2024, the Reporting Person’s beneficial ownership was below 10% as of February 29, 2024, and therefore no amendment to Schedule 13G was required to be filed at that time.  The Reporting Person is filing this Amendment No. 2 to correct its beneficial ownership percentage as of February 29, 2024, which was below 5%, and thus after filing this Amendment No. 2, the Reporting Person is no longer subject to Section 13(d) with respect to the shares of Class A common stock of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69882P102	SCHEDULE 13G/A	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Walleye Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
299,200

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
299,200

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
299,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.63%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 69882P102	SCHEDULE 13G/A	Page 3 of 5 Pages
Item 1.	(a) Name of Issuer

PAPAYA GROWTH OPPORTUNITY CORP. I

Item 1.	(b) Address of Issuer’s Principal Executive Offices

2201 Broadway, #705
Oakland, CA 94612

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Walleye Capital LLC, a Minnesota limited liability company
315 Park Ave. South
New York, NY 10010

Item 2.	(d) Title of Class of Securities

Shares of Class A common stock, par value $0.0001 per share, included as part of the Units

Item 2.	(e) CUSIP No.:

69882P102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 69882P102	SCHEDULE 13G/A	Page 4 of 5 Pages
Item 4.	Ownership

Information with respect to the Reporting Person’s ownership of the shares of Class A common stock, par value $0.0001 per share (the “Shares”), as of March 31, 2024, is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

The amount beneficially owned by the Reporting Person is determined based on 8,239,404 Shares outstanding as of February 16, 2024, following the conversion of all 7,528,875 shares of Class B common stock of the Issuer into Shares, on a one-for-one basis, on February 16, 2024, as disclosed in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 69882P102	SCHEDULE 13G/A	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2024

Walleye Capital LLC

By:	/s/ Thomas Wynn
Thomas Wynn, Global Chief Compliance Officer